SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

 EXCEED COMPANY LTD.
(Name of Subject Company (Issuer))

EXCEED COMPANY LTD.
(Names of Filing Persons (Issuer))

 Warrants to Purchase Ordinary shares
(Title of Class of Securities)
G32335112
(CUSIP Number of Class of Securities)

 Lin Shuipan
Chairman and Chief Executive Officer
23/F, One Hong Commercial Building
145 Hennessy Road
Wanchai, Hong Kong
Tel: (508) 624-4948
Copy to:
Michel J. Feldman, Esq.
Seyfarth Shaw LLP
131 South Dearborn, Suite 2400
Chicago, Illinois 60603
(312) 460-6000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$29,675,250	$1,655.88
*
Estimated for purposes of calculating the amount of the filing fee only. Exceed Company Ltd. (the “Company”) is offering holders of 10,890,000 of the Company’s warrants (the “Warrants”), which consist of (i) 8,625,000 warrants initially issued in the initial public offering of the Company’s predecessor 2020 ChinaCap Acquirco, Inc. (“2020”) and (ii) 2,265,000 warrants initially issued to certain of 2020’s initial stockholders in a private placement that closed simultaneously with its initial public offering, the opportunity to exchange such Warrants for the Company’s ordinary shares (“Ordinary Shares”) by tendering 3.96 Warrants in exchange for one Ordinary Share. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equalled $55.80 for each $1,000,000 of the value of the transaction as of the time of the initial filing of this Schedule TO. The transaction value was determined by using the average of the high and low prices of the publicly traded Warrants on November 17, 2009, which was $2.725.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,655.88	Filing Party:	Exceed Company Ltd.
Form or Registration No.:	5-83334	Date Filed:	November 30, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Exceed Company Ltd. , a British Virgin Islands business company (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 30, 2009 (the “Schedule TO”), in connection with the offer (the “Offer”) by the Company to all holders of the Company’s outstanding warrants (the “Warrants”) to purchase an aggregate of 10,890,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), to receive one Ordinary Share in exchange for each 3.96 Warrants tendered by the holders thereof. The Offer is being made on the terms and subject to the conditions set forth in the Offer Letter dated as of November 30, 2009 (the “Offer Letter”), and the related Letter of Transmittal dated as of November 30, 2009. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer Letter.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

Item 1.	Summary Term Sheet.
Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Company has extended the Offer period.  The Offer now expires at 5:00 p.m., United States Eastern Time on the evening of Friday, February 26, 2010, unless further extended by the Company. Based on information provided by Continental Stock Transfer & Trust Company, as of 5:00 p.m., United States Eastern Time on the evening of Wednesday, December 30, 2009, the time at which the Offer was to expire prior to the extension, 37,450 warrants were exercised by exchange of warrants pursuant to the terms of the Offer in exchange for an aggregate of 9,454 shares of Common Stock.

A registration statement permitting the exercise of the warrants for cash in accordance with their terms has been declared effective by the Securities and Exchange Commission. On December 30, 2009, the Company issued a press release announcing the extension of the Offer and the declaration of effectiveness of the registration statement. A copy of this press release is filed as Exhibit (a)(5) (F) to this Amendment No. 1 and is incorporated herein by reference.

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Item 4.	Terms of the Transaction.

(a) Item 4 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 11.	Additional Information.

(a) Item 11 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)	Press Release, dated December 30, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEED COMPANY LTD.

By:	/s/Vivien Tai
Name:	Vivien Tai
Title:	Chief Financial Officer

Dated: December 31, 2009

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